                                                                       Exhibit 3

   Minorplanet Systems Plc ("MPS") Shareholding in Minorplanet Systems USA Inc
   ---------------------------------------------------------------------------
                                (the "Company")
                                ---------------


1. MPS currently intends to dispose of sufficient stock to enable it to cease consolidating the results of the Company in its group accounts. In order to do so, MPS auditors have advised that MPS should reduce its interest to 19.9%. It intends to do so on or before the Company's Annual Meeting currently scheduled for 8th August 2003.

2. MPS is mindful that the bond indenture requires "Permitted Holders" to hold at least 35% of the voting shares to avoid triggering the change of control provisions, and does not wish to create difficulties for the Company if this can be avoided. MPS would therefore prefer to approach Permitted Holders in the first instance regarding the reduction in its holding.

3. It may be advantageous to the Company for a Permitted Holder to have an increased equity stake, particularly if that Permitted Holder had a commercial relationship with the Company, or was able to add value in some way. For present purposes, we have assumed that any Permitted Holder would not wish to go above 19.9% (in order to avoid equity accounting under US GAAP).

4. Management, together with the Board are working on a business plan to recapitalise the Company and alter its business model.

5. In this regard, it would clearly assist the Company to have Treasury Stock to issue to potential investors. MPS believes that the Company will more easily attract additional equity funding if MPS does not have 50% + control. MPS further believes, as a shareholder, that it may be desirable for the management and the Board to be incentivised by equity participation.

6. As you are aware, the current Licence Agreement does not allow the Company to alter amend or develop the VMI product in any way. The Company however wishes to do so. MPS may be prepared to vary the terms of the Licence Agreement to assist the process outlined above. MPS specifically reserves all of its rights under the Licence Agreement.

7. The current Licence is exclusive to the Company and covers the whole of North America. MPS wishes to convert the Licence to a non-exclusive basis.


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8.     In consideration of the above, MPS will be prepared to transfer shares to or for the benefit of the Company for no additional consideration and to alter the Licence Agreement as set out in 6 and 7above.

9.     Suggested stock transfers are as follows:

                                                    Existing                Transfer                 Proposed
                                                    --------                --------                 --------
                                                    (approx)
                                                    --------
      MPS                                              62                     (42)                      20
      Mackay                                           23                       -                       23
      Permitted Holder (transferred shares)            -                       20                       20
      Treasury/Management/Other                        -                       22                       22
      Existing Other (inc Permitted                    15                       -                       15
      Holders)
                                             ----------------------- ------------------------ -----------------------
                                                      100%                      -                      100%
                                             ----------------------- ------------------------ -----------------------

10. If the above can be achieved, we believe that this provides a way forward for the Company and for MPS. If the Board and the Company's management wish to proceed as outlined, we would need to progress quickly to exchange announceable heads of terms by 8 August. Assuming that there is interest, MPS is prepared to commit time and resource to this proposal ahead of any of its other current options.

11. Nothing contained in this document shall be construed so as to create any legally binding obligation on the part of any party. Any such obligation shall be created, if at all, on the execution of binding heads of terms. Nothing herein contained shall waive the rights of any party.

9 July 2003